Exhibit 99.1

ASX ANNOUNCEMENT

12 March, 2015

Cleansing notice under section 708A the Corporations Act 2001 (Cth)

Melbourne, Australia; 12 March 2015: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) announced that it placed 3,333,333 American Depositary Receipts (ADRs) of the Company at an issue price of USD 4.3488 per ADR with foreign institutional and sophisticated investors introduced by the Company’s broker in the United States, Maxim Group LLC (Placement).  Each ADR represents 150 GTG fully paid ordinary shares.

Details of the placement are set out in the Company’s ASX announcement and appendix 3B lodged on 11 March 2015.

The Company gives this Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the “Corporations Act”).

The shares the subject of the Placement were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

As at the date of this Notice, the Company has complied with:

•                      the provision of Chapter 2M of the Corporations Act as they apply to the Company; and

•                      section 674 of the Corporations Act.

As at the date of this Notice, there is no information that is “excluded information” for the purposes of section 708(7) and section 708(8) of the Corporations Act.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
+ 61 3 8412 7050

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040